UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 10)*

Ontrak, Inc.
(Name of Issuer)

Common Stock, $0.0001 par value per share
(Title of Class of Securities)

44919F 104
(CUSIP Number of Class of Securities)

Terren S. Peizer

Acuitas Group Holdings, LLC

2001 Wilshire Boulevard, Suite 330

Santa Monica, California 90403

310-444-4321

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

August 29, 2022
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a Statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 44919F 104	Page 2 of 5 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Acuitas Group Holdings, LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 10,445,516
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 10,445,516
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,445,516
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 40.15%[1]
14		TYPE OF REPORTING PERSON (See Instructions) OO

[1]	Based on 26,019,199 Shares issued and outstanding as of August 4, 2022, as disclosed in the Quarterly Report on Form 10-Q filed by the Company with the SEC on August 9, 2022 (the “Form 10-Q”).

SCHEDULE 13D

CUSIP No. 44919F 104	Page 3 of 5 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Terren S. Peizer
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 10,445,516
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 10,445,516
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,445,516
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 40.15%[2]
14		TYPE OF REPORTING PERSON (See Instructions) HC; IN

[2]	Based on 26,019,199 Shares issued and outstanding as of August 4, 2022, as disclosed in the Form 10-Q.

AMENDMENT NO. 10 TO SCHEDULE 13D

This Amendment No. 10 to Schedule 13D (this “Amendment”) is being filed by Acuitas Group Holdings, LLC, a California limited liability company (“Acuitas”), and Terren S. Peizer (“Mr. Peizer”) (collectively, the “Reporting Persons”) to amend the Schedule 13D originally filed with the Securities and Exchange Commission (the “SEC”) on October 20, 2010, as amended by Amendment No. 1 to Schedule 13D filed on December 6, 2011, Amendment No. 2 to Schedule 13D filed on April 27, 2012, Amendment No. 3 to Schedule 13D filed on September 20, 2012, Amendment No. 4 to Schedule 13D filed on February 14, 2013, Amendment No. 5 to Schedule 13D filed on May 11, 2021, Amendment No. 6 to Schedule 13D filed on July 27, 2021, Amendment No. 7 to Schedule 13D filed on August 16, 2021, Amendment No. 8 to Schedule 13D filed on November 2, 2021, and Amendment No. 9 to Schedule 13D filed on April 18, 2022 (as amended and supplemented, the “Original Statement” and, as amended and supplemented by this Amendment, the “Statement”), relating to common stock, par value $0.0001 per share (the “Shares”), of OnTrak, Inc., a Delaware corporation (the “Company”). Capitalized terms used herein but not defined have the respective meanings ascribed to them in the Original Statement.

ITEM 2.	Identity and Background

Item 2 of the Statement is hereby amended and supplemented by adding the following information:

“The business address of Acuitas and Mr. Peizer is 2001 Wilshire Boulevard, Suite 330, Santa Monica, California 90403.”

ITEM 4.	PURPOSE OF TRANSACTION

Item 4 of the Statement is hereby amended and supplemented by adding the following information:

“As previously disclosed, on April 15, 2022, Acuitas Capital LLC (“Acuitas Capital”), an entity wholly owned by Acuitas, and the Company entered into a Master Note Purchase Agreement (the “Keep Well Agreement”), pursuant to which the Company has agreed to issue to Acuitas Capital (or an affiliated entity designated by Acuitas Capital) (i) up to 739,645 Shares (the “Commitment Shares”) and (ii) warrants to purchase up to 2,958,580 Shares, in the form attached as an exhibit to the Keep Well Agreement (the “Keep Well Warrants”), all upon the terms and subject to the conditions specified in the Keep Well Agreement. Under the terms of the Keep Well Agreement, the Company shall not issue any Commitment Shares or any Keep Well Warrants, and Acuitas Capital had no right to receive any Commitment Shares or any Keep Well Warrants, unless and until the Company obtained stockholder approval as required by, and in accordance with, the applicable Nasdaq listing rules for the issuance of the Commitment Shares and the Keep Well Warrants (the “Stockholder Approval”).

On July 15, 2022, pursuant to the Keep Well Agreement, the Company issued and sold to Acuitas Capital a senior secured note in the principal amount of $5,000,000 (the “Note”). In connection with the issuance and sale of the Note, the Company agreed to issue to Acuitas Capital (or an affiliated entity designated by Acuitas Capital) a Keep Well Warrant to purchase 591,716 Shares, subject to the Company obtaining the Stockholder Approval.

The Stockholder Approval was obtained at the Company’s annual meeting of stockholders held on August 29, 2022. Also on August 29, 2022, the Company issued to Acuitas all of the Commitment Shares and a Keep Well Warrant to purchase 591,716 Shares pursuant to the terms of the Keep Well Agreement.”

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

Item 5(a) and (b) of the Statement is amended and restated in its entirety as follows:

“(a) and (b)

All percentages of Shares outstanding contained herein are based on 26,019,199 Shares issued and outstanding as of August 4, 2022, as disclosed in the Quarterly Report on Form 10-Q filed by the Company with the SEC on August 9, 2022.

As of the date hereof, each of the Reporting Persons may be deemed to have beneficial ownership of 10,445,516 Shares, consisting of (i) 9,853,800 Shares beneficially owned by the Reporting Persons as of the date hereof and (ii) 591,716 Shares underlying the Keep Well Warrants issued to Acuitas on August 29, 2022, as described in Item 4 above. The Shares beneficially owned by the Reporting Persons as of the date hereof represent approximately 40.15% of the total outstanding Shares. Each of the Reporting Persons may be deemed to share the power to vote or direct the vote and dispose or direct the disposition of all of the 10,445,516 Shares.

Assuming the issuance of all of the remaining Keep Well Warrants, each of the Reporting Persons would be deemed to have beneficial ownership of 12,812,380 Shares, consisting of (i) 10,445,516 Shares beneficially owned by the Reporting Persons as of the date hereof and (ii) the remaining 2,366,864 Shares underlying the Keep Well Warrants issuable to Acuitas Capital (or an affiliated entity designated by Acuitas Capital) pursuant to the terms of the Keep Well Agreement, as described in Item 4 above.”

ITEM 6.	Contracts, arrangements, understandings or relationships with respect to the securities of the issuer

Item 6 of the Statement is hereby amended and supplemented to include the information disclosed in Item 4 above, which information is incorporated by reference herein.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:    September 2, 2022

ACUITAS GROUP HOLDINGS, LLC

By:	/s/ Terren S. Peizer
Terren S. Peizer, Chairman

/s/ Terren S. Peizer
Terren S. Peizer